Impact BioMedical, Inc.

c/o Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Mergers and Acquisitions

Division of Corporation Finance

Attention: Joseph McCann

September 29, 2021

Re:	Impact BioMedical, Inc.
Registration Statement on Form S-1
Filed February 12, 2021
File No. 333-253037

Ladies and Gentlemen:

On behalf of Impact BioMedical, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (the “Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 the Company filed on February 12, 2021 (the “Registration Statement”).

The Company acknowledges the Staff’s comment with respect to its initial review of the Registration Statement and advises the Staff that the deficiencies so identified therein have been corrected in this Amendment No. 1. Specifically, in response to the Staff’s comment, the Company has included an audit report for the FY12/31/2019 financial statements as required by Item 11€ to Form S-1. In addition, the Company acknowledges that it is not eligible to incorporate by reference to either the FY12/31/2018 and FY12/31/2019 financial statements contained in the Company’s Form 8-K by Document Security Systems, Inc., and the Company has amended the Registration Statement accordingly.

If you have any questions regarding this letter, please do not hesitate to call Darrin M. Ocasio at (212) 398-1493, or via email at dmocasio@srf.law.

Sincerely,

/s/ Heng Fai Ambrose Chan

cc:	Darrin M. Ocasio, Esq. (via email)
Heng Fai Ambrose Chan, Impact BioMedical, Inc. (via email)